FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER, 2007

MADISON MINERALS INC. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Madison Minerals Inc. – News Release dated December 13, 2007,

2.	Madison Minerals Inc. – BC FORM 53-901F, Material Change Report.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: February 13, 2007	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

info@madisonminerals.com
www.madisonminerals.com
TSX.V – MMR
OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

February 13, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:   Madison Minerals Inc. - (File #0-29250)
          Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”__

per: Chet Idziszek
         President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies) OTCBB Filings, Attention: Pam Morris Miller Thomson, Attention: Rupert Legge

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

December 13, 2007	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

2007 DRILLING EXPANDS GOLD MINERALIZATION AT LEWIS PROPERTY JOINT VENTURE TO ACQUIRE PROPERTY FOR $2 MILLION

HIGHLIGHTS

•	DDH MAD-83 RETURNS 6.92 G/T GOLD OVER 21.0 METRES INCLUDING 2.0 METRES OF 44.88 G/T GOLD CONFIRMING PREVIOUS HIGH-GRADE RESULTS.

•	STEP-OUT REVERSE CIRCULATION DRILLING EXPANDS SIZE OF VIRGIN ZONE MINERALIZATION:

o	RC104 – 3 METRES OF 3.32 G/T GOLD

o	RC105 – 4.6 METRES OF 2.18 G/T GOLD

o	RC110 – 10.66 METRES OF 3.12 G/T GOLD

Madison Minerals Inc. is pleased to report the initial third of the drill results (six core and ten RC holes) from the Phoenix Joint Venture 2007 drilling program at its Lewis Project within Nevada’s Battle Mountain Mining District.

The Phoenix Joint Venture is comprised of Madison Minerals Inc. (60%) and Great American Minerals Inc. (40%). Based on prior results and the current excellent results described below, the joint venture has decided to exercise its option to complete its purchase of this property for the cash price of USD$2,000,000. Closing of this purchase is expected in December 2007, at which point the joint venture shall own full rights, title and interest in and to the Lewis Project, subject to the royalty described on page two of this release.

During the 2007 exploration program, the joint venture completed ten core holes (DDH-MAD83-92) totalling 2,480 metres and thirty-four RC holes (MAD100-133) totalling 7,356 metres. All holes were drilled within and along the Virgin Structural Zone. Core drilling was conducted to confirm previous Virgin Structural Zone RC drill results and to test the geological model. RC drilling expanded the Virgin Structural Zone mineralized area, 100 metres northward along strike to 600 metres extent and an additional 100 metres down dip to 300 metres extent, with both in-fill and step-out drilling.

Available results are presented in the attached schedule. Additional results from the remaining drill holes will be released when available. Further in-fill drilling is expected to provide a resource calculation in 2008.

The intervals reported utilize a 0.5 g/t cut-off and true widths have not been determined. Several intervals reported variable results due to coarse nuggetty gold.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has verified the data disclosed in this news release. SGS Laboratories of Toronto, Ontario and TSL Laboratories in Saskatoon, Saskatchewan, carried out all analysis.

Madison has not yet received all of the ICP analytical results; however, from those results presently available, a favourable correlation between the silver, lead and zinc values and the gold mineralization is observed.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals, in respect of which, an advance minimum royalty of USD$60,000 per year is payable commencing on the exercise of the purchase option. These royalties can be purchased by the joint venture for the cash price of USD$4,000,000 for a period of one year following the exercise of the purchase option, the price thereafter increasing by USD$500,000 per annum on each anniversary of the date of exercise of the purchase option for a period of 35 years.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB: MMRSF) please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

SCHEDULE

	Location		From - To	Interval
DDH #	(N/E)	Azimuth/Dip	(m)	(m)	Gold (g/t)
MAD-83*	29050/4600	45/-90	76-97	21	6.92
			Including 79-81	2	44.88
MAD-84	28775/4750	90/-65	100-103	3	1.03
MAD-85	28770/4750	45/-65	110-182	2	1.44
			176-182	6	5.5
			Including 180-181	1	21.3
MAD-86	29250/4700	90-70	32-34	2	8.41
			Including 32-33	1	15.4
			73-78	5	0.87
			82-84	2	1.78
MAD-87	29300/5100	250/-70	62-64	2	1.64
MAD-88	29300/5100	225/-65	92-94	2	1.23
			107-110	3	0.93

* MAD-83 confirms results from previous RC-MAD-81 (9.43 g/t gold over 13.7 metres from 85.4 – 99.1m) Madison’s news release February 8/07.

	Location		From- To	Interval
RCH #	(N/E)	Azimuth/Dip	(m)	(m)	Gold (g/t)
MAD-100	30160/4325	90/-70	93-96.1	3.1	0.78
MAD-101	30288/4335	90/-70	No	significant	results
MAD-102	30056/4329	90/-70	93-100.6	7.6	0.98
MAD-103	29957/4318	90/-70	117.3-121.9	4.6	0.67
MAD-104	29957/4323	90/-50	54.9-58	3.1	3.32
			88.4-93	4.6	0.77
MAD-105	29271/4518	90/-70	59.4-62.5	3.1	1.05
			67.0-70.1	3.1	1.11
			76.2-85.3	9.1	1.85
			134.1-138.7	4.6	2.18
MAD-106	29271/4519	90/-50	64-67.1	3.1	2.83
			70.1-74.7	4.6	2.04
			80.8-86.9	6.1	2.06
			103.6-106.7	3.1	0.90
			123.4-126.5	3.1	1.28
			160.0-163.1	3.1	3.36
MAD-107	29371/4511	90/-70	88.4-91.5	3.1	0.92
			114.3-117.4	3.1	2.66
MAD-108	29373/4511	90/-50	35-38.1	3.1	0.73
			77.7-83.8	6.1	1.59
			94.5-99.1	4.6	1.57
MAD-109	29500/4500	90/-80	149.4-154	4.6	1.75
MAD-110	29500/4500	90/-60	74.7-85.4	10.7	3.12

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.
Item 1.	Reporting Issuer
Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9
Item 2.	Date of Material Change
December 13, 2007
Item 3.	Press Release
December 13, 2007, Vancouver, B.C.
Item 4.	Summary of Material Change
Progress report on exploration of the Issuer’s Lewis Property.
Item 5.	Full Description of Material Change
See attached news release.
Item 6.	Reliance on Section 85(2) of the Act
Not applicable.

Item 7.	Omitted Information
There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.
Item 8.	Senior Officers
Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772
Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of December 2007.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)